ABX 3/10

UNITED S
SECURITIES AND EXCI
Washington,

09059058

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SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey **(212) 661-6265**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue (Address) **New York** (City) **New York** (State) **10022** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TH 3/25

OATH OR AFFIRMATION

I, **Douglas Lowey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brownstone Investment Group, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Officer

Title

Notary Public

JANNETTE SANTIAGO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01SA6056371
MY COMM. EXP MAR. 19, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Subordinated Borrowings.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members of
Brownstone Investment Group, LLC:

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC (the "Company") as at December 31, 2008. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2009

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008

ASSETS

Cash	$	2,512,270
Restricted cash		141,740
Securities owned, at market value		9,449,830
Due from broker		12,523,634
Dividends and interest receivable		268,530
Furniture, fixtures and equipment (less $299,009 of depreciation)		240,140
Leasehold improvements (less $38,215 of amortization)		139,274
Due from related party		36,544
Prepaid expenses		19,154
Other assets		10,000
	$	25,341,116

LIABILITIES AND MEMBERS' EQUITY AND CAPITAL ACCOUNT HOLDER

Securities sold, not yet purchased, at market value	$	14,216,107
Interest payable on securities sold short		293,159
Accounts payable and accrued expenses		157,052
		14,666,318
Members' equity and capital account holder		10,674,798
	$	25,341,116

The notes to the statement of financial condition
are made a part hereof.

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2008

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is incorporated under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates primarily to engage in high-yield debt securities transactions solely for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold, not yet purchased are recorded on trade date and are valued at fair value in accordance with SFAS 157 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of each individual member. Each member is required to report separately on their income tax return their distributive share of the taxable income or loss of the Company.

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007 which includes this audit report.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold, not yet purchased are measured at fair value on a recurring basis. At December 31, 2008 the amounts consist of:

	Securities Owned	**Securities Sold, Not Yet Purchased**
Corporate bonds....................	$ 8,988,911	$ 14,216,107
Equity securities.....................	230,976	
Other....................................	229,943	
	$ 9,449,830	$ 14,216,107

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued):

For corporate bonds and equity securities, fair value is determined by reference to quoted market prices and other observable inputs (level 2). Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. The other amount in securities owned of $229,943 represents private investments valued using performance measures of comparable marketable assets (level 3). The value of private investments at December 31, 2007 was $353,760 and the decrease in value of $123,817 is included in net gain from principal transactions on the statement of income.

SECURITIES SOLD, NOT YET PURCHASED:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 at market value, and will incur a loss if the market value of the securities increases subsequent to December 31, 2008. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the market value.

LEASE:

The Company entered into a lease agreement (the "Lease") which commenced on June 2, 2006 and expires in May 2013. The Company has the option to extend the term for an additional five years. In connection with the Lease, the Company obtained an irrevocable letter of credit in favor of the landlord for the required security deposit of $125,235. Restricted cash on the statement of financial condition is cash deposited with the issuer of the letter of credit as collateral. Rent expense for the year ended December 31, 2008 amounted to $183,721.

The future annual lease payments are as follows for the year ended December 31:

2009	$	260,211
2010		267,168
2011		267,168
2012		267,168
2013		111,320
Total	$	1,173,035

(Continued)

CONCENTRATION OF CREDIT RISK:

At December 31, 2008, all the securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. At December 31, 2008, due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

During the course of the year ended December 31, 2008, the bank balances on occasion were in excess of the FDIC insurance limit. At December 31, 2008, the cash balance held at JPMorgan Chase Bank, N.A. was $2,428,009 in excess of the FDIC insurance limit.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2008, the Company did not accrue a profit sharing plan contribution.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $7,539,959 which was $7,439,959 in excess of its required net capital of $100,000. The Company's net capital ratio was .06 to 1 at December 31, 2008.

RELATED PARTY TRANSACTIONS:

The Company has an office related expense sharing agreement with a related party that has common ownership and management. The amounts charged to the related party have directly offset the related expenses on the statement of income. Amounts charged for year ended December 31, 2008 were:

Occupancy	$	118,607
Communications		39,721
Office expense		6,210
Other		10,057
Total	$	174,595

(Continued)

RELATED PARTY TRANSACTIONS (Continued):

Due from related party on the statement of financial condition of $36,544 represents amounts charged during 2008, not yet paid.

SUBSEQUENT EVENTS:

Subsequent to December 31, 2008 and to the date of this report, members withdrew capital of $873,010.

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures and equipment at December 31, 2008 consist of the following:

Equipment	$	280,428
Furniture and fixtures		180,944
Software		77,777
		539,149
Less accumulated depreciation		(299,009)
	$	240,140

Depreciation expense amounted to $52,821 for the year ended December 31, 2008.

RULE 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no customer accounts.

CONTINGENCIES:

On September 17, 2007, the U.S. District Court for the Southern District of New York (i) stayed litigation concerning a dispute between the Company and an individual capital account holder (the "Claimant") and (ii) compelled the dispute to arbitration before FINRA. On February 15, 2008, the Claimant filed a Statement of Claim with FINRA, in which he seeks damages based on the value of his alleged ownership interest in the Company. The Company and the individually-named respondents are defending themselves vigorously in the arbitration proceeding. At this stage, no opinion can be made of the likelihood of an unfavorable outcome or an estimate as to the range of potential loss, if any. The arbitration proceeding has been set to begin on April 28, 2009 and is expected to continue through at least May 7, 2009.

The managing member has the option to pay departing members, and capital account holders, the balance of their capital accounts less any applicable offsets. At December 31, 2008, the managing member had not paid the Claimant's capital balance of $944,000.

BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2008

BROWNSTONE INVESTMENT GROUP, LLC

INDEX